

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2023

Stephen Rosenberg
Chairman of the Board
Greystone Housing Impact Investors LP
14301 FNB Parkway, Suite 211
Omaha, NE 68154

Re: Greystone Housing Impact Investors LP
Registration Statement on Form S-4
Filed October 25, 2023
File No. 333-275170

Dear Stephen Rosenberg:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Madeleine Joy Mateo at 202-551-3465 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: David Hooper, Esq.